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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/06/12: Important Resolutions from UMC's 2018 Annual General Meeting

99.2                 Announcement on 2018/06/12: The Company's re-election of directors at 2018 Annual General Meeting

99.3                 Announcement on 2018/06/12: UMC's 2018 Annual General Meeting has approved to release the newly elected Director from non-competition restrictions

99.4                 Announcement on 2018/06/12: Stan Hung is elected as Chairman unanimously by the Board of Directors

99.5                 Announcement on 2018/06/12: UMC announces newly appoint members of the 4th term of Audit Committee

99.6                 Announcement on 2018/06/12: UMC announces board resolution to appoint members of the 4th term of Remuneration Committee

99.7                 Announcement on 2018/06/12: UMC announces board resolution to appoint members of the 2nd term of Nominating Committee

99.8                 Announcement on 2018/06/12: The Board of Directors resolved to adjust cash dividend ratio

99.9                 Announcement on 2018/06/12: The Company announced the record date for cash dividend

Exhibit 99.1

Important Resolutions from UMC's 2018 Annual General Meeting

1. Date of the shareholders' meeting: 2018/06/12

2. Important resolutions (1) profit distribution/deficit compensation:

Approved the Company’s 2017 earnings distribution

The 2017 cash distribution to stockholders totaled NT$8,557 million

10,497,899,199 shares were represented at the time of voting

(including 7,225,983,982 shares voted via electronic transmission)

Votes for: 9,739,914,857 votes; 92.78% of the total represented at the time of voting

Votes against: 2,209,316 votes; 0.02% of the total represented at the time of voting

Votes invalid: 600,000 votes; 0.01% of the total represented at the time of voting

Votes abstained: 755,175,026 votes; 7.19% of the total represented at the time of voting

3. Important resolutions (2) amendments of thecoporat charter:

Approved to amend the Company’s Articles of Incorporation

10,497,899,199 shares were represented at the time of voting

(including 7,225,983,982 shares voted via electronic transmission)

Votes for: 9,737,425,559 votes; 92.76% of the total represented at the time of voting

Votes against: 4,315,971 votes; 0.04% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 756,157,669 votes; 7.20% of the total represented at the time of voting

4. Important resolutions (3) business report and financial statements:

Approved the Company’s 2017 business report and financial statements

10,497,899,199 shares were represented at the time of voting

(including 7,225,983,982 shares voted via electronic transmission)

Votes for: 9,669,641,442 votes; 92.11% of the total represented at the time of voting

Votes against: 3,273,737 votes; 0.03% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 824,984,020 votes; 7.86% of the total represented at the time of voting

5. Important resolutions (4) elections of board of directors and supervisors:

Elect the Company's 14th term of directors

Stan Hung, 12,131,439,482 votes

Cheng-Li Huang, 8,933,358,536 votes

Lih J. Chen, 8,875,552,659 votes

Jyuo-Min Shyu, 8,874,699,973 votes

Wenyi Chu, 8,874,446,931 votes

Chung Laung Liu, 7,863,204,042 votes

Ting-Yu Lin, 7,730,002,999 votes

SC Chien, Representative of Hsun Chieh Investment Co., Ltd., 7,670,807,600 votes

Jason Wang, Representative of Silicon Integrated Systems Corp., 7,670,022,977 votes

6. Important resolutions (5) other proposals:

1) Approved the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, no more than 10% of registered capital

10,497,899,199 shares were represented at the time of voting

(including 7,225,983,982 shares voted via electronic transmission)

Votes for: 8,504,213,954 votes; 81.01% of the total represented at the time of voting

Votes against: 1,155,518,472 votes; 11.01% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 838,166,773 votes; 7.98% of the total represented at the time of voting

2) Approved to release the newly elected Director from non-competition restrictions

10,497,899,199 shares were represented at the time of voting

(including 7,225,983,982 shares voted via electronic transmission)

Votes for: 9,085,371,412 votes; 86.54% of the total represented at the time of voting

Votes against: 539,526,855 votes; 5.14% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 873,000,932 votes; 8.32% of the total represented at the time of voting

7. Any other matters that need to be specified: None.

Exhibit 99.2

The Company's re-election of directors at 2018 Annual General Meeting

1. Date of occurrence of the change: 2018/06/12

2. Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):

juristic-person director, independent director, natural-person director

3. Title, name and resume of the replaced personnel:

Stan Hung, Chairman & CSO, UMC

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Ting-Yu Lin, Chairman, Sunrox International Inc.

Hsun Chieh Investment Co., Ltd. Representative: Chitung Liu, Vice President & CFO, UMC

UMC Science and Culture Foundation Representative: SC Chien, President, UMC

Silicon Integrated Systems Corp. Representative: Jason Wang, President, UMC

4. Title, name and resume of the new personnel:

Stan Hung, Chairman & CSO, UMC

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Professor, Department of Computer Science, National Tsing Hua University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

Chung Laung Liu, Academician, Academia Sinica

Ting-Yu Lin, Chairman, Sunrox International Inc.

Hsun Chieh Investment Co., Ltd. Representative: SC Chien, President, UMC

Silicon Integrated Systems Corp. Representative: Jason Wang, President, UMC

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ): tenure expired

6. Reason for the change: Re-election

7. Number of shares held by the new personnel at the time of appointment:

Stan Hung：16,341,452 shares

Cheng-li Huang: 0 share

Lih J. Chen：0 shares

Jyuo-Min Shyu：0 shares

Wenyi Chu：0 shares

Chung Laung Liu：0 share

Ting-Yu Lin：12,547,222 shares

Hsun Chieh Investment Co., Ltd. Representative SC Chien: 441,371,000 shares

Silicon Integrated Systems Corp. Representative Jason Wang: 315,380,424 shares

8. Original term (from __________ to __________): 2015/06/09~2018/06/08

9. Effective date of the new appointment: 2018/06/12

10. Rate of turnover of directors of the same term: Not Applicable

11. Rate of turnover of supervisor of the same term: Not Applicable

12. Rate of turnover of independent director of the same term: Not Applicable

13. Change in one-third or more of directors (“Yes” or “No”): No

14. Any other matters that need to be specified: None

Exhibit 99.3

UMC's 2018 Annual General Meeting has approved to release the newly elected Director from non-competition restrictions

1. Date of the shareholders' meeting resolution: 2018/06/12

2. Name and title of the director with permission to engage in competitive conduct:

(1)Director Chung Laung Liu

(2)Director SC Chien

(3)Director Jason Wang

3. Items of competitive conduct in which the director is permitted to engage:

(1)Director Chung Laung Liu

Director, Macronix International Co., Ltd.

Independent director, Powerchip Semiconductor Corp.

(2)Director SC Chien

Director, United Semiconductor (XIAMEN) Co., Ltd.

Director, Wavetek Microelectronics Corporation

(3)Director Jason Wang

Director, Wavetek Microelectronics Corporation

4. Period of permission to engage in the competitive conduct:

Same as the period of 14th term of Board of Directors

5. Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

Proposal Approved Upon Voting, Voting Result:

10,497,899,199 shares were represented at the time of voting

(including 7,225,983,982 shares voted via electronic transmission)

Votes for: 9,085,371,412 votes; 86.54% of the total represented at the time of voting

(including 5,857,654,519 shares voted via electronic transmission)

Votes against: 539,526,855 votes; 5.14% of the total represented at the time of voting

(including 539,524,855 shares voted via electronic transmission)

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

(including 0 shares voted via electronic transmission)

Votes abstained: 873,000,932 votes; 8.32% of the total represented at the time of voting

(including 828,804,608 shares voted via electronic transmission)

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below):

Hsun Chieh Investment Co., Ltd. Representative: SC Chien

7. Company name of the mainland China area enterprise and the director's position in the enterprise:

Director, United Semiconductor (Xiamen) Co., Ltd.

8. Address of the mainland China area enterprise:

No. 899, Wanjiachun Road, Xiang'an District, Xiamen City, Fujian Province, China

9. Business items of the mainland China area enterprise: Sales and manufacturing of integrated circuits

10. Degree of effect on the Company's finances and business: None

11. If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio: Not applicable

12. Any other matters that need to be specified: None

Exhibit 99.4

Stan Hung is elected as Chairman unanimously by the Board of Directors

1. Date of the board of directors’ resolution or date of occurrence of the change: 2018/06/12

2. Type of personnel (chairman or general manager): chairman

3. Name and resume of the replaced personnel:

Stan Hung Chairman & CSO, UMC

4. Name and resume of the new personnel:

Stan Hung Chairman & CSO, UMC

5. Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): tenure expired

6. Reason for the change: Re-election of the directors at 2018 AGM

7. Effective date of the new appointment: 2018/06/12

8. Any other matters that need to be specified: None

Exhibit 99.5

UMC announces newly appoint members of the 4th term of Audit Committee

1. Date of occurrence of the change: 2018/06/12

2. Name of the functional committees: Audit Committee

3. Name and resume of the replaced member:

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

4. Name and resume of the new member:

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Professor, Department of Computer Science, National Tsing Hua University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”): Tenure expired

6. Reason of the change: Re-election

7. Original term (from __________ to __________): 2015/06/09~2018/06/08

8. Effective date of the new member: 2018/06/12

9. Any other matters that need to be specified: None

Exhibit 99.6

UMC announces board resolution to appoint members of the 4th term of Remuneration Committee

1. Date of occurrence of the change: 2018/06/12

2. Name of the functional committees: Remuneration Committee

3. Name and resume of the replaced member:

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

4. Name and resume of the new member:

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Professor, Department of Computer Science, National Tsing Hua University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”): tenure expired

6. Reason of the change: Re-election

7. Original term (from __________ to __________): 2015/06/17~2018/06/16

8. Effective date of the new member: 2018/06/12

9. Any other matters that need to be specified: None

Exhibit 99.7

UMC announces board resolution to appoint members of the 2nd term of Nominating Committee

1. Date of occurrence of the change: 2018/06/12

2. Name of the functional committees: Nominating Committee

3. Name and resume of the replaced member:

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

4. Name and resume of the new member:

Cheng-Li Huang, Professor, Department of Accounting, Tamkang University

Lih J. Chen, Distinguished Chair Professor, National Tsing Hua University

Jyuo-Min Shyu, Professor, Department of Computer Science, National Tsing Hua University

Wenyi Chu, Professor, Department of Business Administration, National Taiwan University

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”): tenure expired

6. Reason of the change: Re-election

7. Original term (from __________ to __________): 2017/12/13~2020/12/12

8. Effective date of the new member: 2018/06/12

9. Any other matters that need to be specified: None

Exhibit 99.8

The Board of Directors resolved to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders’ meeting: 2018/06/12

2. Type and monetary amount of original dividend distribution:

Cash dividend NTD$8,557,023,101, each common share is entitled to receive NTD$0.7

3. Type monetary amount of dividend distribution after the change:

Cash dividend NTD$8,557,023,101, each common share is entitled to receive NTD$0.71164307

4. Reason for the change:

Due to the company have completed the 18th share repurchase program, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio

5. Any other matters that need to be specified: None

Exhibit 99.9

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders' meeting or decision by the Company: 2018/06/12

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution:

Cash dividend NTD$8,557,023,101, each common share is entitled to receive NTD$0.71164307

4. Ex-rights (ex-dividend) trading date: 2018/07/10

5. Last date before book closure: 2018/07/11

6. Book closure starting date: 2018/07/12

7. Book closure ending date: 2018/07/16

8. Ex-rights (ex-dividend) record date: 2018/07/16

9. Any other matters that need to be specified:

Cash dividend for common shares is estimated to be paid on 2018/07/31